Room 4561

September 19, 2007

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

> **Re:** **Autobytel Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-22239**

Dear Mr. Houdeshell:

We have reviewed your response to our letter dated July 25, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.   We note that your auditors' national office review of the Dealix settlement transaction is ongoing. Please provide us with the results of that review when it is completed. We assume from your previous responses that all aspects of the transaction are being reviewed and expect that you will communicate their views to us in an EDGAR submission. This submission should address the national office's views regarding whether the valuation performed results in an objective

and reliable fair value sufficient to separate the transaction into the elements currently identified. In addition, the submission should address the impact of the ongoing obligation on recognition of the element(s) and the related income statement classification. Please clarify or supplement your previous responses with any additional information provided by the national office, as necessary.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief